

April 4, 2011

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

  Re: **Zipcar, Inc.**
    Amendment No. 6 to
    Registration Statement on Form S-1
    Filed March 30, 2011
    File No. 333-167220

Dear Mr. Griffith:

   We have received your response to our prior comment letter to you dated March 25, 2011 and have the following additional comments.

Capitalization, page 35

1. Please revise the introductory paragraph to the capitalization table to also explain the nature of the transaction which will result in the Company's pro forma as adjusted accumulated deficit increasing to $68,240.

2. Please revise the table on page 38 to clearly indicate how changes in the initial public offering price and the related number of Series G shares to be issued will impact the Company's total outstanding common shares on a pro forma and pro forma as adjusted basis.

Business, page 79

Our Operations and Fleet Management, page 88

3. Please revise to state as a belief the fourth sentence in this section.

Principal and Selling Stockholders, page 121

4. Please refer to the table on page 122. Please advise us how the amounts listed for each executive officer and director comport with the totals listed for "All executive officers and directors as a group."

5. We note that you have listed "Other Selling Shareholders (32 Persons)" in the table on page 122. Please revise to disclose all the selling shareholders in the prospectus. Refer to Item 507 of Regulation S-K.

Underwriting, page 137

6. We note your response to our prior comment one. Please disclose the order of priority for the sale of shares related to the exercise of the underwriters' overallotment option so that investors can understand the amount of sales that may be allocated to each selling shareholder.

7. Please indicate that the selling shareholders may be deemed underwriters with respect to the shares they are offering for sale.

Note 1. Nature of Business
Unaudited Pro Forma Financial Information, page F-8

8. We note from the disclosure included in Note 1 on page F-8 that the Series G redeemable convertible preferred stock is assumed to convert to common stock on a 1 for 1.714 basis. We also note that the unaudited pro forma net loss per share basic and diluted reflects a charge of $2,860 to common stockholders as a result of the beneficial conversion of 1 for 1.714 basis. Please tell us and revise Note 1 to explain in further detail how you calculated the $2,860 charge to net loss attributable to common shareholders as a result of the beneficial conversion. Also, since it appears that this charge is directly attributable to the conversion of the Series G preferred shares into the Company's common shares in connection with the offering, please revise the pro forma balance sheet to also give effect to this charge resulting from the conversion of the Series G preferred shares into the Company's common shares.

9. Also, we note from the disclosure included in Note 5 on page F-23 that the conversion ratio associated with the Series G redeemable convertible preferred stock could change depending on if the public offering price differs from that assumed for purposes of calculating pro forma earnings per share. Please revise Note 1 to disclose the range of changes in the conversion price that could occur depending upon changes in the public offering price and disclose the minimum and maximum changes in pro forma earnings per share that could occur as a result

of changes in the public offering price. Your revised disclosure should also disclose the maximum amount of any charge that could result from the beneficial conversion associated with the Series G preferred shares.

Other

10. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

11. Please provide currently dated consents from the independent public accountants in any future amendments.

Exhibit 5.1

12. Please revise the first paragraph on page two to delete the phrase "without having independently verified such factual matters." Counsel should investigate or verify any factual matters that are readily ascertainable relevant to the rendering of its opinion as purchasers of the securities are not in a position to perform such an investigation or verification.

13. We note the last sentence of the first paragraph on page two. Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including the statutory provisions and all applicable judicial decisions interpreting those laws.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: John H. Chory, Esq.
       Fax: (617) 948-6001